As filed with the Securities and Exchange Commission on March 9, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-38396

BIOFRONTERA AG

(Exact name of registrant as specified in its charter)

Hemmelrather Weg 201

D-51377 Leverkusen, Germany

Telephone: +49 (0)214 873 3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing two ordinary shares, nominal value €1.00 per share

Ordinary shares, nominal value €1.00 per share*

(Title of each class of securities covered by this Form)

* Not for trading, but only in connection with the registration of the American Depositary Shares.

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

Part I

Item 1:	Exchange Act Reporting History

A. Biofrontera AG (“Biofrontera”) first became subject to reporting obligations under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on February 13, 2018, the date on which Biofrontera’s Registration Statement on Form F-1 (Commission File No. 333-222546) and Registration Statement on Form F-6 (Commission File No. 333-222713) each became effective.

B. For the 12 months preceding the filing of this Form 15F Biofrontera has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission (“SEC”), including its annual report on Form 20-F for the fiscal year ending December 31, 2020.

Item 2:	Recent United States Market Activity

The American Depositary Shares, each representing two ordinary shares, nominal value €1.00 per share (“ADSs”), were last sold in a registered offering (other than in offerings limited to employees of Biofrontera) under the Securities Act of 1933, as amended (“Securities Act”) on February 23, 2021 pursuant to the Registration Statement on Form F-3 (Commission File No. 333-236021) which was declared effective by the SEC on February 18, 2020 and Form F-6 described in Item 1.A. above.

In connection with its equity compensation plan, Biofrontera registered securities on a Registration Statement on Form S-8 (Commission File No. 333-251751).

Prior to the filing of this Form 15F, Biofrontera filed post-effective amendments to terminate the registration of unsold securities under the Registration Statement on Form F-3 described above in this Item 2 and the Registration Statement on Form S-8 described above in this Item 2. No sales have occurred under either of these registration statements during the preceding 12 months.

Item 3:	Foreign Listing and Primary Trading Market

A. The primary trading market for Biofrontera’s ordinary shares, nominal value €1 per share (“Shares”) is the Frankfurt Stock Exchange, which is located in the Federal Republic of Germany.

B. The Shares were listed on the regulated market of the Düsseldorf Stock Exchange on October 30, 2006, and at the same the shares were included for trading on the general standard of the Frankfurt Stock Exchange (together, the “German Stock Exchanges”). Since May 2014, Biofrontera has been listed on the Prime Standard of the Frankfurt Stock Exchange. The Shares are also traded off-exchange in Germany, including over-the-counter trading and through multilateral trading facilities based in Germany. Biofrontera has maintained a listing of its Shares on the Frankfurt Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Shares that occurred on the German Stock Exchanges for the 12-month period ending February 28, 2022 was approximately 90%.

Item 4:	Comparative Trading Volume Data

Not applicable.

Item 5:	Alternative Record Holder Information

As of March 3, 2022, Biofrontera had a total of approximately 70 holders of its Shares who are United States residents (including those who hold Shares through its ADSs), thereby meeting the requirements of Rule 12h-6(a)(4)(ii).

Item 6:	Debt Securities

Not applicable.

Item 7:	Notice Requirement

On February 14, 2022 and March 9, 2022, Biofrontera published press releases indicating its intent to delist its ADSs from the Nasdaq Capital Market and deregister and terminate its reporting obligations under the Exchange Act. The press releases were disseminated in the United States via wire services including Bloomberg and Reuters. Copies of the press releases were submitted to the SEC under cover of Form 6-Ks on February 14, 2022 and March 9, 2022, respectively.

Item 8:	Prior Form 15 Filers

Not applicable.

Part II

Item 9:	Rule 12g3-2(b) Exemption

Biofrontera will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at https://www.biofrontera.com/en/investors.

Part III

Item 10:	Exhibits

None.

Item 11:	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Biofrontera AG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Biofrontera AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: March 9, 2022	BIOFRONTERA AG

	By	/s/ Ludwig Lutter
	Name:	Ludwig Lutter
	Title:	Chief Financial Officer